Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
TSC LLC	Delaware

TSC Vehicle Holdings Inc.	Delaware

Virgin Galactic Holdings LLC	Delaware

Virgin Galactic Limited	England and Wales

Virgin Galactic, LLC	Delaware

Virgin Galactic Vehicle Holdings, Inc.	Delaware